FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR April 4, 2008

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                             FORM  51-102F3

                         MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013


Item 2   Date of Material Change
         -----------------------

         April 3, 2008


Item 3   News Release
         ------------

         Issued April 3, 2008 and disseminated via Business Wire.


Item 4   Summary of Material Change
         --------------------------

VANCOUVER, BC, CANADA, April 3, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in cellulose based fuels technology, announced that its Director and Head of Research, Dr. Desmond Radlein has disclosed today that initial tests conducted on hydro-reforming of BioOil have shown positive results indicating a low cost path to BioOil upgrading. Comments from Dr. Radlein follow.

"BioOil is a highly oxygenated, polar hydrocarbon product that typically contains about 46 wt% oxygen. Some of the oxygen is present as free water which constitutes about 25 wt% of the BioOil. These properties render BioOil immiscible with fuel grade hydrocarbons which typically contain little or no oxygen.

In principle, oxygen could be removed by hydrotreating BioOil with hydrogen. But two facts militate against this. First, raw BioOil is thermally unstable with a great propensity to form coke when subjected to hydrotreatment temperatures. Secondly, removing all the oxygen with hydrogen would require about 60 kg per tonne of BioOil to give at most a 50 wt% yield of oxygen free hydrocarbons.

Unfortunately, at the present time, hydrogen is expensive at the small scales at which BioOil is typically produced. The lowest cost hydrogen is available at petroleum refineries, so it is desirable to find a low cost process to convert BioOil to a form in which it could be co-processed in an oil refinery. Given this, we concentrated on finding a low cost solution.


Item 5   Full Description of Material Change
         -----------------------------------

5.1 Full Description of Material Change

VANCOUVER, BC, CANADA, April 3, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in cellulose based fuels technology, announced that its Director and Head of Research, Dr. Desmond Radlein has disclosed today that initial tests conducted on hydro-reforming of BioOil have shown positive results indicating a low cost path to BioOil upgrading. Comments from Dr. Radlein follow.

"BioOil is a highly oxygenated, polar hydrocarbon product that typically contains about 46 wt% oxygen. Some of the oxygen is present as free water which constitutes about 25 wt% of the BioOil. These properties render BioOil immiscible with fuel grade hydrocarbons which typically contain little or no oxygen.

In principle, oxygen could be removed by hydrotreating BioOil with hydrogen. But two facts militate against this. First, raw BioOil is thermally unstable with a great propensity to form coke when subjected to hydrotreatment temperatures. Secondly, removing all the oxygen with hydrogen would require about 60 kg per tonne of BioOil to give at most a 50 wt% yield of oxygen free hydrocarbons.

Unfortunately, at the present time, hydrogen is expensive at the small scales at which BioOil is typically produced. The lowest cost hydrogen is available at petroleum refineries, so it is desirable to find a low cost process to convert BioOil to a form in which it could be co-processed in an oil refinery. Given this, we concentrated on finding a low cost solution.

Our "hydro-reforming" process indicates that, with continued research to optimize our findings and process, we have a path to achieve these objectives. Our process has the following features:

 1) The BioOil is stabilized so it can be hydrotreated in a refinery without the risk of coke formation.

 2) It is deoxygenated to a sufficient degree to render it miscible with typical refinery hydrotreater feeds.

 3) The oxygen content is substantially reduced so that any further hydrogen requirements during hydrotreatment at a refinery are minimal.

 4) Hydrogen is internally generated from the water present by reforming a portion of the BioOil so that most of the oxygen is released as carbon dioxide and the net hydrogen requirement is very small (about 18 kg per tonne).

 5) The product is water free as the residual water forms a separate phase.

 6) Only a small amount of gaseous hydrocarbons like methane (that represent a waste of both carbon and hydrogen) are formed.

 7) Acetic acid present in the raw BioOil can be recovered as a valuable by-product.

Rejection of the oxygen as carbon dioxide rather than water does decrease the ultimate maximum yields of hydrocarbon fuels - from ~ 50 % to about ~ 35 %. But we believe this is more than offset by the benefits listed above.

Process conditions are relatively mild (e.g. pressure < 1200 psi and temperature < 350 C). Together with the reduced requirements for hydrogen it may be expected to enable small scale processing of BioOil to provide a renewable source of hydrocarbons from whole ligno-cellulosic biomass."

We will continue our research in this area with a view to optimizing our findings and process. It is early days, but we believe that the path is sound. While the company is optimistic about the path that these findings indicate, there can however be no assurance that the company's research will in fact ultimately yield a technically and commercially viable process.


5.2  Disclosure for Restructuring Transactions

     N/A

Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable


Item 7   Omitted Information
         -------------------

         Not applicable


Item 8   Executive Officer
         -----------------

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         April 3, 2008

         DYNAMOTIVE ENERGY SYSTEMS CORPORATION

                               (signed)   "Andrew Kingston"
                                          -----------------
                                           Andrew Kingston
                                           President & CEO

     DYNAMOTIVE ENERGY SYSTEMS CORPORATION  News Release:  April 3, 2008

Dynamotive's "Hydro-Reforming" Process Indicates a Low Cost Path for BioOil
                  to be Co-Processed in Oil Refineries

"BioOil could be a Renewable Source of Hydrocarbons from Biomass"

VANCOUVER, BC, CANADA, April 3, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in cellulose based fuels technology, announced that its Director and Head of Research, Dr. Desmond Radlein has disclosed today that initial tests conducted on hydro-reforming of BioOil have shown positive results indicating a low cost path to BioOil upgrading. Comments from Dr. Radlein follow.

"BioOil is a highly oxygenated, polar hydrocarbon product that typically contains about 46 wt% oxygen. Some of the oxygen is present as free water which constitutes about 25 wt% of the BioOil. These properties render BioOil immiscible with fuel grade hydrocarbons which typically contain little or no oxygen.

In principle, oxygen could be removed by hydrotreating BioOil with hydrogen. But two facts militate against this. First, raw BioOil is thermally unstable with a great propensity to form coke when subjected to hydrotreatment temperatures. Secondly, removing all the oxygen with hydrogen would require about 60 kg per tonne of BioOil to give at most a 50 wt% yield of oxygen free hydrocarbons.

Unfortunately, at the present time, hydrogen is expensive at the small scales at which BioOil is typically produced. The lowest cost hydrogen is available at petroleum refineries, so it is desirable to find a low cost process to convert BioOil to a form in which it could be co-processed in an oil refinery. Given this, we concentrated on finding a low cost solution.

Our "hydro-reforming" process indicates that, with continued research to optimize our findings and process, we have a path to achieve these objectives. Our process has the following features:

 1) The BioOil is stabilized so it can be hydrotreated in a refinery without the risk of coke formation.

 2) It is deoxygenated to a sufficient degree to render it miscible with typical refinery hydrotreater feeds.

 3) The oxygen content is substantially reduced so that any further hydrogen requirements during hydrotreatment at a refinery are minimal.

 4) Hydrogen is internally generated from the water present by reforming a portion of the BioOil so that most of the oxygen is released as carbon dioxide and the net hydrogen requirement is very small (about 18 kg per tonne).

 5) The product is water free as the residual water forms a separate phase.

 6) Only a small amount of gaseous hydrocarbons like methane (that represent a waste of both carbon and hydrogen) are formed.

 7) Acetic acid present in the raw BioOil can be recovered as a valuable by-product.

Rejection of the oxygen as carbon dioxide rather than water does decrease the ultimate maximum yields of hydrocarbon fuels - from ~ 50 % to about ~ 35 %. But we believe this is more than offset by the benefits listed above.

Process conditions are relatively mild (e.g. pressure < 1200 psi and temperature < 350 C). Together with the reduced requirements for hydrogen it may be expected to enable small scale processing of BioOil to provide a renewable source of hydrocarbons from whole ligno-cellulosic biomass."

We will continue our research in this area with a view to optimizing our findings and process. It is early days, but we believe that the path is sound. While the company is optimistic about the path that these findings indicate, there can however be no assurance that the company's research will in fact ultimately yield a technically and commercially viable process.

About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the company's website. www.dynamotive.com

About BioOil(R) Biofuel

BioOil(R) is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil Plus(TM) are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.


Contacts:

Nathan Neumer, Director of Communications, 604-267-6042
Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.


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